UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

TABLE OF CONTENTS

Exhibits
99.1	Press Release: Labopharm Appoints Vice President Sales and Marketing (February 15, 2007)

99.2	Press Release: Labopharm Appoints New Member to Board of Directors (February 19, 2007)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: February 20, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Press Release

FOR IMMEDIATE RELEASE:

LABOPHARM APPOINTS VICE PRESIDENT SALES AND MARKETING

– Pharmaceutical Industry Veteran to Oversee Development of Company’s Global Sales and Marketing Function –

LAVAL, Quebec (February 15, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that pharmaceutical industry veteran Mary Anne Heino has been appointed to the newly created position of Vice President Sales and Marketing with the responsibility of overseeing the Company’s global sales and marketing function. Ms. Heino will also assume the role of President of Labopharm’s wholly owned subsidiary, Labopharm USA, in which she will be responsible for developing Labopharm’s presence in the United States.

“Our vision is to develop a fully integrated specialty pharmaceutical company with the capabilities to take products from the laboratory bench all the way through to marketing and sales,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “With broad sales and marketing experience with leading international pharmaceutical companies, Ms. Heino will play a significant role in the development of our sales and marketing function as we pursue the commercialization of our once-daily formulation of tramadol both in the United States and around the globe.”

Ms. Heino will be responsible for building Labopharm’s global sales and marketing function, beginning in the United States, where Labopharm has received an approvable letter for its once-daily formulation of tramadol from the U.S. Food and Drug Administration. As part of her responsibilities, she will oversee management of Labopharm’s relationship with its marketing partner for once-daily tramadol in the U.S., Purdue Pharma, toward the launch of once-daily tramadol, as well as the planned initiative under which Purdue will assist Labopharm in building and training Labopharm’s own sales force to pursue certain specialty markets in the U.S. She will also oversee launch of once-daily tramadol in other key markets such as Canada, assist in Labopharm’s contribution to marketing of once-daily tramadol in Europe and manage the integration of potential additional products to be launched by Labopharm in the U.S.

Mary Anne Heino brings to Labopharm more than 15 years of experience in sales and marketing management and sales in the pharmaceutical industry. Most recently, Ms. Heino held executive positions with Centocor, Inc., a subsidiary of Johnson & Johnson, including Vice President of Strategic Planning and Competitive Intelligence and Vice President of Sales, in which she directed a sales team that generated revenue of more than $2 billion annually. Prior to her tenure at Centocor, Ms. Heino held a series of increasingly senior sales and marketing managerial roles at Janssen Pharmaceutica, also a subsidiary of Johnson & Johnson. Ms. Heino holds an MBA from the Stern School of Business at New York University.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Corporation’s products thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward- looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 680-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 208-5939
ebouchard@equicomgroup.com

Press Release

FOR IMMEDIATE RELEASE:

LABOPHARM APPOINTS NEW MEMBER TO BOARD OF DIRECTORS

LAVAL, Quebec (February 19, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that Julia R. Brown has been appointed to the Company’s Board of Directors and will become a member of the Human Resources and Corporate Governance Committee.

“With an extensive and diverse background in the life-sciences industry, including biotechnology, pharmaceuticals and drug delivery, as well as specific experience in pharmaceutical sales and marketing, Ms. Brown is a strong addition to our Board,” said James R. Howard Tripp, President and Chief Executive Officer, Labopharm Inc. “We look forward to her guidance and counsel as we continue to pursue the global commercialization of our once-daily formulation of tramadol and build our product pipeline.”

Ms. Brown serves as member of the Board of Directors of Tanox, Inc., Mediquest Therapeutics, Inc., and Rx3 Pharmaceuticals, Inc. She serves as a member of the commercial advisory board of CovX.. She also serves on the boards of the UCSD Foundation, the La Jolla Institute for Molecular Medicine, the Veteran’s Medical Research Foundation, and CONNECT. She is a member of Tech Coast Angels, an organization that provides early stage financing and managerial assistance to technology and life-science entrepreneurs.

From 2000 to 2003, Ms. Brown was Executive Vice President of Amylin Pharmaceuticals, Inc. where she was responsible for commercial operations. She continues to serve as an Advisor to the CEO. Previously, she was Executive Vice President of Dura Pharmaceuticals. Prior to joining Dura, she was with Eli Lilly and Company for more that 25 years in progressively more senior roles. She served as Vice President of Lilly’s subsidiary, IVAC Corporation and was General Manager of IVAC’s Vital Signs business. She was Vice President of Marketing for Hybritech, another Lilly subsidiary.

Labopharm also announced that Mr. Robert Raich has retired from the Company’s Board of Directors.

About Labopharm Inc.

Labopharm Inc. is an international specialty pharmaceutical company focused on the development of drugs incorporating the Company’s proprietary advanced controlled-release technologies. The Company’s lead product, a once-daily formulation of the analgesic tramadol, has been approved and launched in Europe and is currently under review for approval by the U.S. Food and Drug Administration. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Corporation’s products thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 680-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com